Exhibit (d)(7)

SSgA Funds Management Inc.
One Lincoln Street
Boston, MA 02111

April 29, 2010

David James, Secretary
State Street Master Funds
State Street Institutional Investment Trust
4 Copley Place, 5th floor, CPH 0326
Boston, MA 02116

Dear Mr. James:

This letter serves to inform the above-named Trusts that SSgA Funds Management, Inc. (“SSgA FM”), as investment adviser to State Street Equity 2000 Index Portfolio (the “Portfolio”), has contractually agreed to waive its management fee and/or to reimburse certain expenses of the Equity 2000 Index Portfolio to keep the total combined annual operating expenses (exclusive of  non-recurring account fees and extraordinary expenses) of the Portfolio at 0.15%.

This waiver will initially remain in effect until December 31, 2011 and shall automatically renew for successive annual periods, unless SSgA FM provides notice to the Portfolio of its intent not to renew prior to the start of the next annual period. The terms of the waiver are subject to the terms and conditions of the respective Investment Advisory Agreements between SSgA FM and each of State Street Master Funds and State Street Institutional Investment Trust, each dated May 1, 2001 and as amended from time to time.

SSgA Funds Management, Inc.

By:           /s/ James Ross
Name:      James Ross
Title:        President